Exhibit 99.1

TeliaSonera January-December 2005

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 10, 2006--TeliaSonera AB:

    -- Net sales increased 7.0 percent to SEK 87,661 million (81,937) driven by strong mobile and broadband growth.

    -- Strong customer growth year on year:

    -- 2.7 million new customers in the majority owned Nordic, Baltic and Eurasian operations.

    -- 14.8 million new customers in the associated companies MegaFon and Turkcell.

    -- Operating income, excluding non-recurring items, totaled SEK 20,107 million (20,859). International Mobile operations close to 30 percent of Group operating income.

    -- EBITDA margin, excluding non-recurring items, decreased to 33.6 percent (36.9) due to decreased earnings in Finland mobile and Sweden fixed. Mobile margins maintained in  Sweden despite strong price pressure.

    -- Free cash flow increased to SEK 15,594 million (14,118).

    -- Net income totaled SEK 13,694 million (14,264) and earnings per share were SEK 2.56 (2.77).

    -- Proposed ordinary dividend of SEK 1.25 per share (SEK 5,613 million).

    -- In addition to the ordinary dividend, a distribution of SEK 10,104 million to the shareholders through an extra dividend of SEK 2.25 per share is proposed.

Questions regarding content in the reports:

TeliaSonera AB
Investor Relations
SE-106 63 Stockholm, Sweden
Tel. +46 8 504 550 00
Fax +46 8 611 46 42
www.teliasonera.com/ir

Ordering of individual hard copies of the reports:

Tel. +46 372 851 42
Fax +46 372 843 56
www.teliasonera.com/ir

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera AB
Investor Relations
Tel. +46 8 504 550 00
Fax +46 8 611 46 42